ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

June 11, 2010

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.

Form 10-K filed March 1, 2010

Definitive Proxy Statement Filed April 29, 2010

File No.: 001-15989

Dear Mr. Riedler:

On behalf of Endo Pharmaceuticals Holdings Inc., I am writing in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated May 27, 2010. Due to the sensitivity of information requested relating to the Definitive Proxy Statement and involvement of our Executive team and Board of Directors, the Company hereby respectfully requests an extension of time to respond to the Comment Letter. The Company expects that is will be able to provide a response to the Staff on or before June 25, 2010. Please contact Caroline B. Manogue, the Company’s Executive Vice-President and Chief Legal Officer & Secretary, at (610) 558-9800 (ext. 4116) if you are unable to grant this request.

Thank you very much for your assistance in this matter

Very truly yours,

/S/ Alan G. Levin
Alan G. Levin
Executive Vice President, Chief Financial Officer

cc:	Suzanne Hayes, Legal Branch Chief, Division of Corporate Finance